SRKP 4 INC.
1900 Avenue of the Stars, Suite 310
Los Angeles, CA 90067

INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
OF THE SECURITIES EXCHANGE ACT OF 1934 AND SEC RULE 14f-1

NOTICE OF CHANGE IN THE COMPOSITION OF THE BOARD OF DIRECTORS

March 14, 2006

This Information Statement is being furnished to holders of record of the common stock, par value $.0001 per share, of SRKP 4 Inc., a Delaware corporation (the “Company,” “we,” “us” or “our”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act.

No vote or other action by our stockholders is required in response to this Information Statement.  Proxies are not being solicited.

INTRODUCTION

We anticipate that following the expiration of the ten-day period beginning on the later of the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 or the date of mailing of this Information Statement to our stockholders, the transactions contemplated by the Agreement and Plan of Merger discussed below under “Change of Control” will be completed.  At that time:

•
Pursuant to an Agreement and Plan of Merger dated February 27, 2006 (the “Merger Agreement”) by and among the Company, SRKP Acquisition Corp., a Delaware corporation and wholly owned subsidiary of the Company (“MergerCo”), and Cougar Biotechnology, Inc., a Delaware corporation (“Cougar”), we will cause MergerCo to merge with and into Cougar, with Cougar remaining as the surviving corporation and a wholly owned subsidiary of the Company (the “Merger”);

•
In connection with the Merger, we will issue to the Cougar stockholders, in consideration of all of the outstanding capital stock of Cougar, the number of shares of our common stock, par value $.0001 per share (the “Common Stock”), and our to-be-designated preferred stock, par value $.0001 per share (the “Preferred Stock”), equal to the product of (i) the issued and outstanding number of shares of (a) Cougar common stock, par value $.001 per share (the “Cougar Common Stock”), and (b) Cougar preferred stock, par value $.001 per share (the “Cougar Preferred Stock”), respectively, multiplied by (ii) the Exchange Ratio (as defined below). After completion of the Merger, and assuming the completion of the Redemption (as defined below), Cougar’s former stockholders will collectively hold 100% of our capital stock;

•
In connection with the Merger, Richard A. Rappaport and Anthony C. Pintsopoulos, who currently constitute all of our directors, will resign and Arie Belldegrun, M.D., Lindsay A. Rosenwald, M.D., Alan H. Auerbach, David M. Tanen and Harold J. Meyers, all of whom are currently directors of Cougar, will be appointed directors of the Company immediately following the effective time of the Merger; and

•
As a condition to the closing of the Merger, and pursuant to a Redemption Agreement dated February 27, 2006 by and among the Company and all of our stockholders (the “Stockholders”), attached hereto as Exhibit A (the “Redemption Agreement”), we will redeem, effective concurrently with the effective time of the Merger (the “Effective Time”), all shares of Common Stock held by the Stockholders in exchange for aggregate consideration of $200,000 less the aggregate amount of fees, costs and expenses of the Company’s attorneys, accountants and other service providers incurred by the Company on or prior to the Effective Time (the “Redemption”).

Because of the change in the composition of our board of directors and the exchange of securities pursuant to the Merger Agreement, there will be a change in control of the Company on the date the Merger is completed.

As of February 27, 2006, we had 2,700,000 shares of Common Stock and no shares of Preferred Stock issued and outstanding. Each share of Common Stock is entitled to one vote. We have no other voting or non-voting class or series of capital stock outstanding.

Please read this Information Statement carefully.  It describes the terms of the Merger Agreement and contains certain biographical and other information concerning the persons who are expected to become our executive officers and directors after completion of the Merger.

CHANGE OF CONTROL

We have entered into the Merger Agreement with Cougar and MergerCo, pursuant to which we will issue to the Cougar stockholders, in consideration of all of the outstanding capital stock of Cougar, the number of shares of our Common Stock and Preferred Stock equal to the product of (i) the issued and outstanding number of shares of (a) Cougar Common Stock and (b) Cougar Preferred Stock, respectively, multiplied by (ii) approximately 0.38411, or such other number as agreed upon by the parties (the “Exchange Ratio”). The Exchange Ratio was determined by dividing (a) 5,000,000 by (b) 13,017,037, which represents the anticipated total number of shares of Cougar Common Stock issued and outstanding (including shares issuable upon the exercise of issued and outstanding Cougar options and warrants) as of the date of the Merger Agreement. Upon completion of the Merger and the Redemption, Cougar stockholders will hold 100% of our issued and outstanding capital stock.

All outstanding warrants, options and other rights to purchase or acquire shares of Cougar Common Stock or Cougar Preferred Stock outstanding immediately prior to the Effective Time shall convert into the right to purchase the number of shares of our Common Stock or Preferred Stock, respectively, equal to the number of shares of Cougar Common Stock or Cougar Preferred Stock, as applicable, into which such warrant, option or other right would have been exercisable or convertible immediately prior to the Effective Time, multiplied by the Exchange Ratio. The new exercise or conversion price applicable to each such warrant, option or other right shall be determined by dividing the respective exercise or conversion price per share of Cougar Common Stock or Preferred Stock, under each outstanding Cougar warrant, option or other right, as applicable, by the Exchange Ratio.

We have entered into the Redemption Agreement with each of our Stockholders, pursuant to which we will redeem, effective concurrently with the Effective Time, an aggregate of 2,700,000 shares of our Common Stock, which constitutes all of our issued and outstanding shares of capital stock prior to the Effective Time, in exchange for an aggregate of $200,000 less the aggregate amount of fees, costs, and expenses of the Company’s attorneys, accountants and other service providers incurred by the Company on or prior to the Effective Time. Upon completion of the Merger and the Redemption, Cougar’s former stockholders will collectively hold 100% of our issued and outstanding capital stock, on a fully-diluted basis.

The Merger Agreement also provides that at the closing of the Merger, the board of directors of the Company shall take the following action, to be effective upon completion of the Merger: (i) increase the size of the Board of Directors of the Company to seven (7) persons; (ii) elect to the Board of Directors of the Company Arie Belldegrun, M.D., Lindsay A. Rosenwald, M.D., Alan H. Auerbach, David M. Tanen and Harold J. Meyers (or such other persons as designated by Cougar); and (iii) elect Alan H. Auerbach (or such other person as designated by Cougar) as Chief Executive Officer and President. Richard A. Rappaport and Anthony C. Pintsopoulos shall resign from the Board of Directors at the Effective Time. As a result, following the completion of the Merger, Arie Belldegrun, M.D., Lindsay A. Rosenwald, M.D., Alan H. Auerbach, David M. Tanen and Harold J. Meyers will constitute the entire Board of Directors. Upon completion of the Merger, the officers of the Company immediately prior to the Effective Time of the Merger shall resign their respective offices.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the number of shares of common stock beneficially owned as of the date hereof by (i) those persons or groups known to beneficially own more than 5% of our common stock prior to the closing of the Merger Agreement, (ii) those persons or groups known to beneficially own more than 5% of our common stock on and after the closing of the Merger, (iii) each current director and each person that will become a director following completion of the Merger, (iv) each named executive officer, (v) all current directors and executive officers as a group and (vi) all directors and executive officers on and after the completion of the Merger as a group.  The information is determined in accordance with Rule 13d-3 promulgated under the Exchange Act.  Except as indicated below, the stockholders listed possess sole voting and investment power with respect to their shares.

	Before Closing of Merger Agreement (1)		After Closing of Agreement and Plan of Merger(2)
Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class	Amount and Nature of Beneficial Ownership	Percent of Class
Debbie Schwartzberg 800 5th Avenue New York, NY 10021	1,039,500	38.5%	-0-	-0-
Richard A. Rappaport 1900 Avenue of the Stars, Suite 310 Los Angeles, CA 90067	1,039,500	38.5%	-0-	-0-
Tom Poletti 1900 Avenue of the Stars, Suite 310 Los Angeles, CA 90067	243,000	9.0%	-0-	-0-
Anthony C. Pintsopoulos 1900 Avenue of the Stars, Suite 310 Los Angeles, CA 90067	243,000	9.0%	-0-	-0-
Glenn Krinsky 1900 Avenue of the Stars, Suite 310 Los Angeles, CA 90067	135,000	5.0%	-0-	-0-

Alan H. Auerbach 10940 Wilshire Boulevard, Suite 600 Los Angeles, CA 90024	-0-	-0-	684,100	(3)	17.3%
Arie Belldegrun 10940 Wilshire Boulevard, Suite 600 Los Angeles, CA 90024	-0-	-0-	479,730	(4)	11.9%
Charles R. Eyler 10940 Wilshire Boulevard, Suite 600 Los Angeles, CA 90024	-0-	-0-	19,206	(5)	*
John Knox 787 Seventh Avenue, 48th Floor New York, NY 10019	-0-	-0-	-0-		-0-
Gloria T. Lee 10940 Wilshire Boulevard, Suite 600 Los Angeles, CA 90024	-0-	-0-	38,411	(6)	1.1%
Harold J. Meyers 270 S. Canyon View Drive Los Angeles, CA 90049	-0-	-0-	25,607	(7)	*
Lindsay A. Rosenwald 787 Seventh Avenue, 48th Floor New York, NY 10019	-0-	-0-	3,249,387	(8)	89.8%
David M. Tanen 689 Fifth Avenue, 12th Floor New York, NY 10022	-0-	-0-	-0-		-0-
Horizon BioMedical Ventures, LLC 787 Seventh Avenue, 48th Floor New York, NY 10019	-0-	-0-	3,184,903		89.6%
All executive officers and directors as a group (2 persons prior to and 8 persons following the consummation of the Merger)	1,282,500	47.5%	4,496,891		98.3%
_____________________
* represents less than 1 percent.

(1)	Based on 2,700,000 shares outstanding on February 27, 2006.

(2)
Assumes (i) 9,250,005 issued and outstanding shares of Cougar Common Stock (assuming the conversion of all issued and outstanding shares of Cougar Preferred Stock), immediately prior to the Effective Time and (ii) 3,553,019 issued and outstanding shares of Common Stock (assuming the conversion of all issued and outstanding shares of Preferred Stock), immediately following the Effective Time.

(3)
Includes 1,031,000 shares of Cougar Common Stock issuable upon exercise of options that are anticipated to be exercisable within 60 days of the date hereof, as converted pursuant to the terms of the Merger Agreement.

(4)
Includes (i) 1,156,000 shares of Cougar Common Stock issuable upon exercise of options and (ii) 92,940 shares of Cougar Common Stock issuable upon exercise of warrants that are anticipated to be exercisable within 60 days of the date hereof, each as converted pursuant to the terms of the Merger Agreement.

(5)	Includes 50,000 shares of Cougar Common Stock issuable upon exercise of options that are exercisable within 60 days of the date hereof, as converted pursuant to the terms of the Merger Agreement

(6)	Includes 100,000 shares of Cougar Common Stock issuable upon exercise of options that are exercisable within 60 days of the date hereof, as converted pursuant to the terms of the Merger Agreement.

(7)	Includes 66,667 shares of Cougar Common Stock issuable upon exercise of options that are exercisable within 60 days of the date hereof, as converted pursuant to the terms of the Merger Agreement.

(8)
Includes (i) 8,291,644 shares of Cougar common stock held by Horizon BioMedical Ventures, LLC, of which Dr. Rosenwald is President and managing member and (ii) 167,878 shares of Cougar Common Stock issuable upon exercise of warrants, each as converted pursuant to the terms of the Merger Agreement.

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

Effective upon the completion of the Merger following the expiration of the ten-day period beginning on the later of the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 or the date of mailing of this Information Statement to our Stockholders, our board of directors will: (i) increase the size of the Board of Directors of SRKP to seven (7) persons; (ii) elect to the Board of Directors Arie Belldegrun, M.D., Lindsay A. Rosenwald, M.D., Alan H. Auerbach, David M. Tanen and Harold J. Meyers; and (iii) elect Alan H. Auerbach as the Chief Executive Officer and President of the SRKP. Richard A. Rappaport and Anthony C. Pintsopoulos will then resign immediately from the SRKP Board of Directors, and all officers of SRKP shall resign their respective offices. Accordingly, following the Merger, Arie Belldegrun, M.D., Lindsay A. Rosenwald, M.D., Alan H. Auerbach, David M. Tanen and Harold J. Meyers will constitute the entire Board of Directors.

The following discussion sets forth information regarding our current executive officers, directors and key employees and our proposed executive officers and directors after completing the transactions under the Merger Agreement.  If any proposed director listed in the table below should become unavailable for any reason, which we do not anticipate, the directors will vote for any substitute nominee or nominees who may be designated by Cougar prior to the date the new directors take office.

Each member of our board of directors shall serve until his successor is elected and qualified.

Current Executive Officers and Directors

Name	Age	Positions
Richard A. Rappaport	45	President and Director
Anthony C. Pintsopoulos	49	Chief Financial Officer, Secretary and Director

Richard A. Rappaport, has served as the Company’s President and Director since its inception in May 2005. Mr. Rappaport is the founder of Westpark Capital, Inc., a full service investment banking and securities brokerage firm, and has been its Chief Executive Officer since September 1999. From April 1995 through September 1999, Mr. Rappaport was Director of Corporate Finance for Global Securities, a registered broker-dealer that has since terminated operations. Mr. Rappaport received a B.S. in 1981 from the University of California at Berkeley and an M.B.A. in 1986 from the University of California at Los Angeles.

Anthony C. Pintsopoulos, has served as the Company’s Chief Financial Officer, Secretary and a Director since inception. Mr. Pintsopoulos is the President and Chief Financial Officer at WestPark Capital, Inc. Prior to joining WestPark Capital, Mr. Pintsopoulos was CFO and acting COO at Joseph, Charles & Associates (JCA) a full service investment banking and securities brokerage firm. Prior to JCA, from 1983 to 1995, Mr. Pintsopoulos served as CFO, Treasurer and Board Member of Safety 1st, Inc., a manufacturer of juvenile products. He administered the company’s IPO and Secondary Offerings. Preceding Safety 1st, Mr. Pintsopoulos worked at Coopers & Lybrand Boston, Massachusetts. Also he owned his own CPA Firm in Massachusetts before merging it into Vitale, Caturano & Co., PC (the largest CPA firm in New England, other than the Big 4). In his CPA business, he has worked with both public and private entities in all phases of business development. He holds a Bachelor of Business Administration in Accounting from the University of Massachusetts, Amherst and holds NASD licenses 7, 24, and 63. He is a Certified Public Accountant, a member of the Massachusetts Society of Certified Public Accountants (MSCPA) and the American Institute of Certified Public Accountants (AICPA).

Involvement in Certain Legal Proceedings

In August 2004, Richard A. Rappaport, the President and a Director of the Company, entered into a consent decree with the National Association of Securities Dealers, Inc. Without admitting or denying any liability, he voluntarily surrendered his Series 24 license for a period of 30 days and paid a fine of $50,000.

Officers, Directors and Key Employees Following Merger

Name	Age	Positions
Arie S. Belldegrun, M.D, FACS.	54	Director and Chairman of Scientific Advisory Board
Alan H. Auerbach	35	Director, Chief Executive Officer and President
Gloria T. Lee, M.D., Ph.D.	54	Vice President, Clinical Research and Development
Charles R. Eyler	57	Vice President, Finance
John Knox	35	Treasurer
Lindsay A. Rosenwald, M.D.	50	Director
David M. Tanen	34	Director and Secretary
Harold J. Meyers	72	Director

Arie Belldegrun, M.D., FACS, has served since December 2003 as Vice Chairman of the Board of Directors and Chairman of the Scientific Advisory Board of Cougar. Dr. Belldegrun is Chief of the Division of Urologic Surgery and holds the Roy and Carol Doumani Chair in Urologic Oncology at the David Geffen School of Medicine at the University of California, Los Angeles (UCLA). He is also the Founder of Agensys, Inc., a privately held biotechnology company focused on the development of fully human monoclonal antibodies to treat solid tumor cancers based on Agensys’ proprietary targets. Dr. Belldegrun served as founding Chairman of Agensys from 1997-2002 and currently serves on Agensys’ Board of Directors and as a consultant. Dr. Belldegrun completed his M.D. at the Hebrew University Hadassah Medical School in Jerusalem, his post graduate fellowship at the Weizmann Institute of Science and his residency in Urological Oncology at Harvard Medical School. Prior to UCLA, Dr. Belldegrun was at the National Cancer Institute/NIH as a research fellow in surgical oncology under Steven A. Rosenberg, M.D., Ph.D. He is certified by the American Board of Urology and is a Fellow of the American College of Surgeons.

Alan H. Auerbach joined Cougar Biotechnology, Inc. in May 2003 as Chief Executive Officer, President and a director. From June 1998 to April 2003, Mr. Auerbach was Vice President, Senior Research Analyst at Wells Fargo Securities where he was responsible for research coverage of small and middle capitalization biotechnology companies, with a focus on companies in the field of oncology. He had primary responsibility for technical, scientific and clinical due diligence as well as selection of biotechnology companies followed by Wells Fargo Securities. During 2002, Mr. Auerbach ranked second in the NASDAQ/Starmine survey of analyst performance for stock picking in biotechnology. From August 1997 to May 1998, Mr. Auerbach was Vice President, Research Analyst at the Seidler Companies, Inc., where he was responsible for research coverage of small capitalization biotechnology companies. Prior to his work as a biotechnology analyst, Mr. Auerbach worked for Diagnostic Products Corporation, where he designed and implemented clinical trials in the field of oncology. Mr. Auerbach received his B.S. in biomedical engineering from Boston University and his M.S. in biomedical engineering from the University of Southern California.

Gloria T. Lee, M.D., Ph.D., has served as Cougar’s Vice President, Clinical Research and Development since November 2004. Prior to that, Dr. Lee was Senior Director, Clinical Development-Oncology at Chiron Corporation. From 1999 to 2003, Dr. Lee was Senior Therapeutic Expert in Oncology at Hoffman La Roche. Dr Lee also served in a variety of clinical development positions at Rhone Poulenc Rorer (now Aventis) from 1994 through 1999 including the position of Associate Director of Medical Affairs where Dr. Lee was responsible for the clinical development of the anticancer drug Taxotere in breast cancer. Dr. Lee is a board certified medical oncologist and holds an M.D. from The University of Miami School of Medicine and a Ph.D. in molecular biology from Columbia University.

Charles R. Eyler has served as Cougar’s Vice President of Finance since September 2004. Prior to joining Cougar, Mr. Eyler served as Chief Financial Officer and Chief Operating Officer of Hayes Medical Inc. from 1999 to 2004. Prior to Hayes Medical, Mr. Eyler held several financial positions including Director of Finance and Administration at Alphatec Manufacturing, Inc., Division Controller at JBL Scientific, Inc., Division Controller at Surgitek, Inc. and Financial Systems Director at Zimmer, Inc. Mr. Eyler received his B.S. from Drexel University and his M.B.A. from Saint Francis College.

John Knox has served as Cougar’s treasurer since its inception. Mr. Knox is the Chief Financial Officer of Paramount BioCapital, where he has worked since March 1995. Previously, he worked as an auditor at Eisner LLP (f/k/a Richard A. Eisner & Company, LLP) from October 1991 through February 1995. Mr. Knox is an officer of several privately held biotechnology companies. Mr. Knox received his Bachelors degree in Accounting from Emory University in May 1991. Mr. Knox is a certified public accountant. Mr. Knox will devote only a portion of his business time to our business.

Lindsay A. Rosenwald, M.D., has served on Cougar’s Board of Directors since May 2003. He is an investment banker, as well as a venture capitalist and fund manager. Dr. Rosenwald has served as Chairman of Paramount BioCapital, Inc. since 1992, Chairman of Paramount Capital Investments LLC, a merchant and investment bank, since 1995, and Chairman of Paramount Capital Asset Management, Inc. since 1994. Since March 2000, Dr. Rosenwald has served as a director of Keryx Biopharmaceuticals, Inc. Dr. Rosenwald received his B.S. in Finance from Pennsylvania State University and his M.D. from the Temple University School of Medicine.

David M. Tanen has been the Secretary and a director of Cougar since May 2003. Since September, Mr. Tanen has been a Partner in Two River Group Holdings, LLC, a New York based venture capital group focused on creating new companies to in-license and develop novel technologiess. From 1996 to August 2004, Mr. Tanen served as an associate director of Paramount Capital, where he has been involved in the founding of a number of biotechnology start-up companies. Since February 2003, Mr. Tanen has also served as a director of VioQuest Pharmaceuticals, Inc. (OTC: VQPH). Mr. Tanen is also a director of Manhattan Pharmaceuticals, Inc. (OTC: MHHT) since January, 2002, and also serves as an officer or director of several other privately held development-stage biotechnology companies. Mr. Tanen holds a law degree from Fordham University School of Law.

Harold J. Meyers has served on Cougar’s Board of Directors since July 2003. Since 2003, Mr. Meyers served as the Senior Vice President of A.G. Edwards & Sons, Inc. From 1995 to 2003, he served as the Managing Director of Wells Fargo Investments (formerly Van Kasper & Company). Mr. Meyers' career encompasses over 45 years of professional experience in various aspects of the financial services industry, including being the founder of Los Angeles based H.J. Meyers and Company from 1982 to 1994. Mr. Meyers holds a B.S. from the University of Denver.

Board of Directors’ Meetings

During the fiscal year ending December 31, 2005, our board of directors did not hold any meetings.

Director Compensation

Compensation of Company Directors

Since inception, the Company has had no standard arrangements pursuant to which directors have been compensated for their services.

Compensation of Cougar Directors

Cougar has not previously had any standard arrangements pursuant to which directors have been compensated for their services. Dr. Belldegrun’s appointment as Cougar’s Chairman of the Scientific Advisory Board and member of Cougar’s Board of Directors is governed by a scientific advisory agreement dated January 1, 2004, as amended on August 24, 2004. The agreement provides for a term of four years, and calls for automatic extensions for additional one-year periods unless either party provides notice of intent not to extend. Dr. Belldegrun is to receive annual compensation of $200,000. Additionally, Cougar granted Dr. Belldegrun options to purchase an aggregate of 500,000 shares of Cougar common stock at an exercise price of $.15 per share, vesting over four years so long as Dr. Belldegrun remains a member of the Board of Directors and the Scientific Advisory Board of Cougar. Pursuant to the terms of the agreement with Dr. Belldegrun, the vesting of the options granted to Dr. Belldegrun accelerate upon certain occurrences constituting a change of control.

Cougar’s board of directors has also approved, but Cougar has not yet paid, to Dr. Belldegrun a bonus of $50,000 in connection with the in-licensing of one of Cougar’s product candidates and an additional $100,000 in connection with Dr. Belldegrun’s participation in certain efforts of Cougar to obtain financing.

In February 2006, Cougar granted Dr. Belldegrun options to purchase an additional 236,000 shares of Cougar Common Stock, at an exercise price equal to $1.85 per share. These stock options will vest upon the Company's completion of certain financings.

In March 2006, Cougar granted Dr. Belldegrun options to purchase an additional 420,000 shares of Cougar Common Stock, at an exercise price equal to $1.73 per share, the fair market value of Cougar Common Stock per share on the date of grant as determined by its board of directors. These options will vest upon the Company's completion of certain financings.

Upon his appointment as a director of Cougar in July 2003, Mr. Meyers was granted a stock option to purchase 100,000 shares of Cougar common stock at an exercise price of $.15 per share. The options vest annually in equal amounts over three years, so long as Mr. Meyers remains a director of Cougar.

Audit, Nominating and Compensating Committees

The Board of Directors has no standing Compensation, Nominating Committee or other committees performing similar functions, and acts as the Audit Committee. The Company has no operations and only limited resources. The Board of Directors believes that the costs of establishing such committees, including the funds necessary to recruit and retain independent directors to serve on such committees and document the committees’ policies, procedures and activities, including seeking the help of counsel therefore, would be better spent on complying with requisite disclosure rules and seeking an acquisition, sale, merger or other business combination opportunity for the Company.

The Board of Directors of the Company has determined that it does not have an “audit committee financial expert,” as that term is defined in Item 401(e) of Regulation S-B. The Board has not been able to hire a qualified candidate.

Communication with Directors

Stockholders or other interested parties may communicate directly with the Board of Directors by mail addressed to the Board of Directors or to the attention of a specific member of the Board of Directors. Any such communication should be addressed to Anthony C. Pintsopoulos, Secretary of the Company, 1900 Avenue of the Stars, Suite 310, Los Angeles, CA 90067. If the communication is addressed to the entire Board, copies thereof will be made and forwarded to each member of the Board. If such communication is addressed to a specific member of the Board it will not be opened and will be forwarded directly to that member of the Board.

Director Attendance at Stockholders Meetings

The Company expects members of the Board of Directors to attend annual meetings of the stockholders. The Company has not yet held an annual meeting.

Compliance with Section 16(a) of the Exchange Act

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company’s executive officers and directors, and persons who beneficially own more than 10% of the Company’s Common Stock, to file initial reports of ownership, and reports of changes of ownership, of the Company’s equity securities with the SEC and furnish copies of those reports to the Company. Based on a review of reports furnished to the Company, written representations that no reports were required and information available to the Company regarding the record ownership of shares, the Company believes that all reports required to be filed by such persons with respect to the Company’s fiscal year ended December 31, 2005 were timely filed, except the following reports: (a) Schedule 13D and Form 3 filed by Anthony C. Pintsopoulos on November 7, 2005; (b) Schedule 13D and Form 3 filed by Richard Rappaport on November 9, 2005; (c) Schedule 13D filed by Thomas Poletti on January 10, 2006; and (d) Schedule 13D and Form 3 filed by Debbie Schwartzberg on January 12, 2006.

Executive Compensation

Compensation of the Company Executives

Since our inception, none of our officers and directors have been paid any compensation for their services to the Company as executive officers.

Compensation of Cougar Executives

Chief Executive Officer. Mr. Auerbach’s employment with Cougar is governed by an employment agreement dated May 16, 2003. The agreement provides for a term of one-year, but includes automatic renewals for additional one-year periods unless either party provides notice of an intent not to extend. Mr. Auerbach is to receive an annual base salary of $200,000. Mr. Auerbach is also eligible for a bonus of an amount equal to 75% of his base salary at the sole discretion of the Cougar Board of Directors and other bonuses contingent upon the achievement of certain milestones. Additionally, for each new technology that Cougar in-licenses or otherwise acquires that are first introduced to Cougar by or through Mr. Auerbach, the Company pays a one-time bonus of $75,000. Contemporaneously with the execution of the employment agreement, Mr. Auerbach and Cougar also entered into a stock purchase agreement pursuant to which Mr. Auerbach purchased 750,000 shares of Cougar common stock at a purchase price of $.001 per share. On January 1, 2004, Cougar issued Mr. Auerbach an option to purchase 750,000 shares of Cougar common stock at an exercise price of $.15 per share in consideration of his services to Cougar. The options vest over a period of four years. Mr. Auerbach has also agreed to non-competition provisions, in consideration of which Cougar has agreed to make payments to Mr. Auerbach for up to 12 months following the termination of his employment under certain circumstances. Mr. Auerbach’s compensation arrangement will be assumed by SRKP after the Merger.

During 2004, Cougar paid Mr. Auerbach bonuses in the aggregate amount of $300,000, of which $150,000 represented a discretionary bonus for the first year of his employment term and $150,000 represented amounts payable to him in connection with the in-licensing of certain of Cougar’s product candidates. In 2005, Cougar’s board of directors approved, but Cougar has not yet paid, to Mr. Auerbach, bonuses in the aggregate amount of $225,000, of which $150,000 represents a discretionary bonus payable to Mr. Auerbach for the second year of his employment term and $75,000 represents amounts payable in connection with the in-licensing of one of Cougar’s product candidates.

In February 2006, Cougar granted Mr. Auerbach options to purchase an additional 236,000 shares of Cougar Common Stock, at an exercise price equal to $1.85 per share. These stock options will vest upon the Company's completion of certain financings.

In March 2006, Cougar granted Mr. Auerbach options to purchase an additional 420,000 shares of Cougar Common Stock, at an exercise price equal to $1.73 per share, the fair market value of Cougar Common Stock per share on the date of grant as determined by its board of directors. These options will vest upon the Company's completion of certain financings.

Vice President - Clinical Research and Development. Dr. Lee’s employment with Cougar is governed by a letter agreement dated October 21, 2004. The agreement provides for an at-will employment relationship pursuant to which Dr. Lee is to receive an annual base salary of $310,000. Dr. Lee is also eligible for an annual bonus of an amount equal to up to 40% of her base salary at the discretion of the Cougar Board of Directors based on Dr. Lee’s performance. On November 8, 2004, Cougar issued Dr. Lee an option to purchase 200,000 shares of Cougar common stock at an exercise price of $1.50 per share in consideration of services to be rendered to Cougar. The options vest over a period of two years. Dr. Lee’s compensation arrangement will be assumed by SRKP after the Merger.

Vice President - Finance. Mr. Eyler’s employment with Cougar is governed by a letter agreement dated August 5, 2004. The agreement provides for an at-will employment relationship pursuant to which Mr. Eyler is to receive an annual base salary of $140,000. Mr. Eyler is also eligible for an annual bonus of an amount equal to up to 50% of his base salary at the discretion of the Cougar Board of Directors based on Mr. Eyler’s performance. On August 23, 2004, Cougar issued Mr. Eyler an option to purchase 100,000 shares of Cougar common stock at an exercise price of $1.50 per share in consideration of services to be rendered to Cougar. The options vest over a period of two years. Mr. Eyler’s compensation arrangement will be assumed by SRKP after the Merger.

Option Grants in Last Fiscal Year

Company Option Grants

No options to purchase shares of the Company’s Common Stock were granted by the Company to any executive officer during the fiscal year ended December 31, 2005.

Cougar Option Grants

During Cougar’s fiscal year ended December 31, 2004, Cougar granted Alan H. Auerbach an option to purchase 750,000 shares of Cougar Common Stock at an exercise price of $.15 per share, Dr. Gloria T. Lee an option to purchase 200,000 shares of Cougar Common Stock at an exercise price of $1.50 per share and Charles R. Eyler an option to purchase 100,000 shares of Cougar Common Stock at an exercise price of $1.50 per share.

In February 2006, Cougar’s board of directors authorized the issuance to each of Alan H. Auerbach and Dr. Arie Belldegrun options to purchase 236,000 shares of Cougar Common Stock at an exercise price of $1.85 per share. These stock options will vest upon the Company's completion of certain financings.

In March 2006, Cougar’s board of directors authorized the issuance of additional options to each of Alan H. Auerbach and Dr. Arie Belldegrun to purchase 420,000 shares of Cougar Common Stock at an exercise price of $1.73 per share, the fair market value of Cougar Common Stock per share on the date of grant, as determined by the Cougar board of directors. These options will vest upon the Company's completion of certain financings.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year End Option Values

Company Option Exercises and Holdings

No options to purchase shares of the Company's Common Stock were exercised by any executive officer during the fiscal year ended December 31, 2005. No options to purchase the Company’s capital stock are currently outstanding.

Cougar Option Exercises and Holdings

During the fiscal year ended December 31, 2005, no Cougar options held by named executive officers were exercised. As of the end of such period, the following options were held by Cougar named executive officers:

Name	Number of Unexercised Securities Underlying Options at FY-End (#)
	Exercisable	Unexercisable	Exercise Price

Alan Auerbach	375,000	375,000	$.15
Dr. Gloria T. Lee	100,000	100,000	$1.50
Charles Eyler	50,000	50,000	$1.50

Certain Relationships and Related Transactions

Company Relationships and Related Transactions

None.

Cougar Relationships and Related Transactions

Cougar has engaged Paramount BioCapital, Inc. (“Paramount BioCapital”) as a placement agent to assist it in various private placement offerings Cougar has participated. Lindsay A. Rosenwald, M.D. is Chairman and Chief Executive Officer of Paramount BioCapital and the managing member of Horizon Biomedical Investments, LLC, the latter of which is a substantial stockholder of Cougar. Dr. Rosenwald is also a member of the board of directors of Cougar, and shall be a director of the Company upon completion of the Merger. Pursuant to a bridge offering of senior convertible notes in the aggregate principal amount of $6,145,120 completed in January 2006 (the “Bridge Offering”), Cougar paid Paramount Capital approximately $430,158 in placement agent fees and five-year warrants to purchase, at an exercise price of $3.18 per share, 193,243 shares of Cougar Common Stock. Cougar is required to pay such fees and warrants are also payable upon any investments made during the 12-month period following the final closing of the Bridge Offering by investors first introduced to it by Paramount BioCapital during the Bridge Offering. In addition, Cougar granted to Paramount BioCapital a right of first refusal to act as exclusive finder or placement agent in relating to any securities offerings on its behalf during the 24-month period following the date of the final closing of the Bridge Offering. Paramount BioCapital’s rights to receive payment on such subsequent investments and its right of first refusal are subject to an agreement between Cougar, Paramount BioCapital and S.G. Cowen.

John Knox, who is an officer of Cougar, is also a fulltime employee of Paramount BioCapital.

Lindsay A. Rosenwald, M.D., a principal stockholder of Cougar and a member of its Board of Directors, personally guaranteed its obligations under the credit facility provided by Bank of America. In return for such guaranty, Cougar is required to grant Dr. Rosenwald warrants to purchase a number of shares of Cougar common stock based on how much of the credit facility that it actually utilizes. For example, if Cougar utilizes all $1,000,000 of this facility, it will issue Dr. Rosenwald warrants to purchase 137,689 shares of Cougar common stock. To date, Cougar has borrowed $600,000 under this credit facility, and accordingly issued to Dr. Rosenwald warrants to purchase 82,613 shares of Cougar common stock. In addition, Cougar issued promissory notes to five individuals, including Arie S. Belldegrun, M.D., a member of its Board of Directors, for an aggregate of $1,000,000. In return for such loans, Cougar granted Dr. Belldegrun and the four other individuals warrants to purchase an aggregate of 137,688 shares of Cougar common stock.

By Order of the Board of Directors

Dated: March 13, 2006	/s/ Anthony C. Pintsopoulos
Anthony C. Pintsopoulos
Secretary